UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2021 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_

Quarterly Management Statement, 30 June 2021 1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the FCA. This report provides a summary of the unaudited business and financial trends for the six months ended 30 June 2021 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2020. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations used in this report is included in Appendix 4 and a glossary of terms is available at: https://www.santander.co.uk/about-santander/investor-relations/glossary Santander UK Group Holdings plc Quarterly Management Statement for the six months ended 30 June 2021 Paul Sharratt Head of Investor Relations 07715 087 829 Stewart Todd Head of External Affairs 07711 776 286 Adam Williams Head of Media Relations 07711 783 118 For more information: santander.co.uk/about-santander ir@santander.co.uk

Quarterly Management Statement, 30 June 2021

Nathan Bostock, Chief Executive Officer, commented:

"We have delivered another strong financial performance while continuing to support our customers, colleagues and communities through the challenges of the pandemic. The results are testament to the hard work of our teams and reflect the strategic decisions we have taken over recent years as well as the economic recovery.

"We have delivered good growth in net interest income and strong mortgage lending. At the same time, we have continued to focus on enhancing our customer experience and improving efficiency.

"Looking ahead, while we are encouraged by the UK's strong economic recovery, uncertainty remains as we enter a new phase in the pandemic. The strength of our business, underpinned by our prudent approach to risk, means we are well positioned to grow and to continue to support our customers, fulfilling our purpose to help people and businesses prosper."

Strong H121 results with higher operating income, £3.6bn net mortgage growth and £3.3bn increase in customer deposits

- Profit from continuing operations[1] before tax up 407% to £751m (adjusted[2] up 318%). Return on ordinary shareholders' equity of 7.9% (2020: 2.9%) and Adjusted RoTE[2] up to 11.1% (2020: 4.3%).
- Banking NIM of 1.87% (H120: 1.50%) and Adjusted Banking NIM[2] up 34bps to 1.87% (H120: 1.53%). Higher income and lower costs driving reducing CIR to 52% (H120: 63%).
- Operating income up 23% and adjusted operating income[2] up 18% driven by higher net interest income following deposit repricing.
- Operating expenses up 10% driven by significant transformation programme investment.
  Adjusted operating expenses[2] fell 2% with improved efficiency due to transformation investment.
- £70m credit impairment write back with modest release of Covid-19 related provision given the anticipated UK economic recovery.
- Provisions for other liabilities and charges increased by £125m to £190m, of which £112m related to the transformation programme.
- £71m gain on sale of our UK head office site in London to our parent, given our decision to invest in a new Milton Keynes campus.

Proven balance sheet resilience with strong capital and liquidity

- Over 90% of customer balance sheet is secured, majority of which is prime residential mortgages with an average LTV of 42%.
- Prudent approach to risk reflected by low write-offs, no material corporate defaults in H121, ECL provision of £1.2bn (Dec20: £1.4bn).
- CET1 capital ratio of 15.5% and UK leverage ratio of 5.2% are well above regulatory requirements. Strong LCR of 144% (2020:150%).

Multi-year transformation programme focused on efficiency and meeting the changing needs of our customers and people

- H121 transformation programme investment of £307m largely to reduce branches and consolidate head office sites (announced Q121).
- Since 2019, £638m of investment has realised £342m of savings to date.

Net zero by 2050 ambition across Banco Santander group; we are committed to the objectives of the Paris Agreement

- Helped c1,500 mortgage customers to improve their homes' energy efficiency with launch of bespoke EnergyFact report in Mar21.
- Our progress will be outlined in a new Santander UK ESG Update presentation (Aug21) and Banco Santander Climate Report (Jul21).

Income statement highlights	**H121 £m**	**H120 £m**
Operating income	2,212	1,801
Operating expenses before credit impairment losses, provisions and charges	(1,341)	(1,224)
Credit impairment losses	70	(364)
Provisions for other liabilities and charges	(190)	(65)
Profit from continuing operations before tax [1]	751	148
Adjusted profit from continuing operations before tax [2]	987	236
Balance sheet and capital highlights	**30.06.21 £bn**	**31.12.20 £bn**
Customer loans [3]	**211.6**	**210.4**
- of which retail mortgages	173.4	169.8
- of which corporates	25.6	27.5
Customer deposits [3]	195.0	191.7
CET1 capital ratio	15.5%	15.2%
UK leverage ratio	5.2%	5.1%

1. See page 8 for more on the transfer of substantially all of our CIB business to SLB which is treated as a discontinued operation.
2. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120. Adjusted Banking NIM calculated using adjusted net interest income and adjusted RoTE calculated using adjusted profit. See Appendix 1 for details of APMs and reconciliation to the nearest IFRS measure.
3. Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See page 8 for details.

2 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Summarised consolidated income statement H121 v H120

	H121 £m	H120 £m	Change %
Net interest income	1,928	1,517	27%
Non-interest income [1]	284	284	0%
Total operating income	**2,212**	**1,801**	23%
Operating expenses before credit impairment losses, provisions and charges	(1,341)	(1,224)	10%
Credit impairment losses	70	(364)	n.m.
Provisions for other liabilities and charges	(190)	(65)	192%
Profit from continuing operations before tax	**751**	**148**	407%
Tax on profit from continuing operations	(204)	(35)	483%
Profit from continuing operations after tax	**547**	**113**	384%
Profit / (loss) from discontinued operations after tax [3]	24	(1)	n.m.
Profit after tax	**571**	**112**	410%
CIR	61%	68%	-7pp

- Net interest income up 27%, with repricing actions on 1I2I3 Current Account and other deposits offsetting base rate cuts and back book mortgage margin pressure, including £1.2bn net attrition on SVR and FoR products (2020: £1.8bn).
  When adjusted for mortgage accounting treatment of £33m in H120, net interest income[2] increased 24%.
- Non-interest income was flat, with the gain on sale of our UK head office [4] offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts.
  When adjusted for the £71m gain on sale, operating lease depreciation of £48m (H120: £47m) and mortgage accounting treatment change of £13m in H120, non-interest income[2] fell 26%.
- Operating expenses before credit impairment losses, provisions and charges up 10% largely related to the transformation programme.
  When adjusted for transformation programme costs of £195m (H120: £32m) and operating lease depreciation of £48m (H120: £47m), operating expenses[2] fell 2% with continued efficiency savings.
- Credit impairment write back of £70m, mainly due to a £104m release related to the improved economic outlook. This compared to H120 when we made a significant charge for Covid-19 related ECL build, which was not repeated. New to arrears flows and Stage 3 defaults remain low as all portfolios perform resiliently.
- Provisions for other liabilities and charges were up £125m to £190m, largely related to the transformation programme.
  When adjusted for transformation programme charges of £112m (H120: £12m) provisions[2] were £25m higher.
- Tax on profit from continuing operations increased £169m to £204m with increased profit. The ETR of 27.2% (H120: 23.6%) also increased as a result of the increase in profit subject to the bank surcharge.

Board changes

- Deputy CEO Tony Prestedge has stepped down from the Board and Executive Committee with immediate effect and will be leaving Santander UK.

2021 outlook

- We expect our mortgage book to grow broadly in line with the market.
- The H121 adjusted Banking NIM[2] is materially higher than in 2020 and we expect this to be broadly maintained in the second half. The recovery in the mortgage market has continued strongly into 2021 although there are signs that activity is easing, affecting pricing on new mortgage lending.
- Our transformation programme is expected to deliver further cost savings, continuing the downward trend in adjusted operating expenses[2]. We expect transformation spending in the second half to be significantly lower than in H121.
- The credit environment in the first half of 2021 was benign and, if the economy continues to improve with no further Covid-19 restrictions, our second half credit performance will likely be similar.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Non-IFRS measure. A number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120 impacted the financial results. See Appendix 1 for details and reconciliation to the nearest IFRS measure.
3. See page 8 for more on the discontinued operation.
4. See page 9 for more on the gain on sale of our UK head office.

3

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Summarised income statement Q221 v Q121

	Q221 £m	Q121 £m	Change %
Net interest income	1,003	925	8%
Non-interest income [1]	191	93	105%
Total operating income	**1,194**	**1,018**	**17%**
Operating expenses before credit impairment losses, provisions and charges	(622)	(719)	-13%
Credit impairment losses	68	2	n.m.
Provisions for other liabilities and charges	(64)	(126)	-49%
Profit from continuing operations before tax	**576**	**175**	229%
CIR	52%	71%	-19pp

QoQ variances largely followed the trends outlined for H121 v H120:

- Net interest income continued to benefit from changes to the cost of liabilities following repricing on 1I2I3 Current Account and other deposits as well as management actions to reduce funding costs.
- Non-interest income improved largely due to the gain on sale of our UK headquarters as well as accounting gains on corporate centre asset refinancing and other small mark to market gains.
- Operating expenses before credit impairment losses, provisions and charges fell with lower transformation programme spend in Q221 and improved efficiency.
- Credit impairment losses were positive following modest Covid-19 related provision releases with the improved economic outlook.
- Provisions for other liabilities and charges fell with lower transformation programme spend in Q221, partially offset by higher operational loss provisions.

Summarised balance sheet

	30.06.21 £bn	31.12.20 £bn
Customer loans[2]	211.6	210.4
Other assets	80.2	88.7
Total assets	**291.8**	**299.1**
Customer deposits[2]	**195.0**	**191.7**
Total wholesale funding	56.9	63.2
Other liabilities	22.9	28.0
Total liabilities	**274.8**	**282.9**
Shareholders' equity	16.6	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	**291.8**	**299.1**

- Customer loans increased £1.2bn, with £3.6bn increase in mortgages with strong application volumes and £17.2bn of gross lending. This was partially offset by lower retail unsecured, consumer (auto) finance and corporate lending including the effect of a migration of customers to SLB in H121.
- Customer deposits increased £3.3bn, with £4.5bn growth in Retail Banking partially offset by lower corporate deposits including the effect of a migration of customers to SLB in H121. Growth in 1I2I3 Current account balances to £59bn (Jun20: £55bn, Dec20: £57bn), despite repricing actions taken during 2020 and 2021.
- Other assets and other liabilities fell, as part of liquidity management during H121.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See page 8 for details.

4

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Capital, funding and liquidity

	31.06.21 £bn	31.12.20 £bn
Capital		
CET1 capital	11.3	11.1
Total qualifying regulatory capital	15.3	15.4
CET1 capital ratio	15.5%	15.2%
Total capital ratio	21.0%	21.1%
UK leverage ratio	5.2%	5.1%
RWAs	72.8	72.9
- of which CIB	3.1	3.8
UK leverage exposure	254.7	259.0
Funding		
Total wholesale funding and AT1	59.3	65.7
- of which with a residual maturity of less than one year	17.0	21.1
Liquidity		
RFB DoLSub LCR	144%	150%
RFB DoLSub LCR eligible liquidity pool	47.0	51.5
SFS LCR	199%	165%
SFS LCR eligible liquidity pool	2.5	2.8

- CET1 capital ratio increased 30bps to 15.5%, with capital accretion through retained profits, RWA management and market driven improvements in the defined benefit pensions scheme.
- The UK leverage ratio improved by 10bps from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.
- CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c8bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
- Total capital ratio reduced by c10bps to 21.0%, reflecting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.
- We issued £2.1bn of MREL eligible senior unsecured securities and repaid £3.0bn of TFS, leaving £3.3bn outstanding and drew £3.5bn of TFSME, with £15.2bn outstanding. Wholesale funding costs improved in H121 with buy backs and debt maturities being refinanced at lower cost, this is expected to continue in H221.
- The RFB DoLSub LCR of 144% reduced from 150% at year end, remains significantly above regulatory requirements
- Following the announcement from the PRA on 13 July 2021, regarding the return to normalised shareholder distribution framework, we intend to pay a half year ordinary share dividend to our parent in July 2021.
- Our structural hedge position remained broadly stable at c£98bn, with an average duration of c2.5 years.

5

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Segmental results – continuing operations [1]

Summary income statement H121	Retail Banking £m	CCB £m	Corporate Centre £m
Net interest income	1,750	203	(25)
Non-interest income [2]	185	51	48
Operating income	**1,935**	**254**	**23**
Operating expenses before credit impairment losses, provisions and charges	(922)	(177)	(242)
Credit impairment losses	48	22	-
Provisions for other liabilities and charges	(67)	(5)	(118)
Profit / (loss) from continuing operations before tax	**994**	**94**	**(337)**

Summary income statement H120	Retail Banking £m	CCB £m	Corporate Centre £m
Net interest income	1,369	181	(33)
Non-interest income [2]	227	49	8
Operating income	**1,596**	**230**	**(25)**
Operating expenses before credit impairment losses, provisions and charges	(984)	(161)	(79)
Credit impairment losses	(213)	(150)	(1)
Provisions for other liabilities and charges	(56)	3	(12)
Profit / (loss) from continuing operations before tax	**343**	**(78)**	**(117)**

- Retail Banking profit from continuing operations before tax increased largely due to higher net interest income following 1I2I3 Current Account and other deposit repricing. Operating expenses were lower, and Covid-19 related credit impairment provisions were released, partially offset by lower non-interest income which was impacted by reduced banking and transaction fees because of regulatory changes to overdrafts.
- CCB profit from continuing operations before tax increased largely due to lower credit impairment losses following Covid-19 related provision releases because of the improved economic outlook and lower charges related to corporate staging.
- Corporate Centre loss from continuing operations before tax increased largely due to higher transformation charges which impacted operating expenses and provisions for other liabilities and charges. Operating income improved as a result of the gain on sale of our London head office.

1. The segmental basis of the income statement presentation in this results announcement has changed, see page 8 for more information.
2. Comprises 'Net fee and commission income' and 'Other operating income'.

6

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Customer loans[1]	30.06.21 £bn	31.12.20 £bn
Mortgages	173.4	169.8
Business banking	3.9	3.9
Consumer (auto) finance	7.7	8.0
Other unsecured lending	4.5	4.8
Retail Banking customer loans	**189.5**	**186.5**
Trading businesses	12.7	12.9
CRE	4.4	4.7
CCB customer loans	**17.1**	**17.6**
Social Housing	2.6	3.0
Crown Dependencies (Isle of Man and Jersey)	0.4	0.3
Non-core	0.1	0.2
Corporate Centre customer loans	**3.1**	**3.5**
CIB customer loans	**1.9**	**2.8**
Total customer loans	**211.6**	**210.4**

Customer deposits[1]	30.06.21 £bn	31.12.20 £bn
Current accounts	80.0	75.6
Savings	58.2	57.4
Business banking accounts	13.1	13.4
Other retail products	5.4	5.8
Retail Banking customer deposits	**156.7**	**152.2**
CCB customer deposits	**25.3**	**25.0**
Crown Dependencies	5.6	6.0
Other Corporate Centre	3.6	2.0
Corporate centre customer deposits	**9.2**	**8.0**
CIB customer deposits	**3.8**	**6.5**
Total customer deposits	**195.0**	**191.7**

RWA	30.06.21 £bn	31.12.20 £bn
Retail Banking	50.6	49.5
CCB	12.8	13.3
Corporate Centre	6.3	6.3
CIB (classified as held for sale)	3.1	3.8
Total	**72.8**	**72.9**

Planned changes to Consumer (auto) finance

- We intend to sell our shareholding in PSA Finance UK Limited to PSA Financial Services Spain, E.F.C., S.A., a joint venture between Santander Consumer Finance, S.A., a subsidiary of Banco Santander, S.A., and Banque PSA Finance, S.A.

1. Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See page 8 for details.

7 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

CIB Part VII banking business transfer scheme

- Following a hearing held on 23 June 2021, the High Court of England and Wales has sanctioned the transfer of substantially all the CIB business of Santander UK to SLB by way of a Part VII banking business transfer scheme.
- The transfers of CIB business to SLB under the scheme are scheduled to take place before the end of 2021.
- The CIB segment is presented as a single discontinued operation line on the consolidated income statement of Santander UK, with any residual amounts remaining being transferred to the Corporate Centre. Prior periods have been restated accordingly.

Discontinued operations: CIB [1] summary income statement	H121 £m	H120 £m	*Change* *%*
Net interest income	24	25	*-4%*
Non-interest income [2]	27	22	*23%*
Operating income	**51**	**47**	***9%***
Operating expenses before credit impairment losses, provisions and charges	(22)	(33)	*-33%*
Credit impairment losses	7	(12)	*n.m.*
Provisions for other liabilities and charges	(3)	(4)	*-25%*
Profit / (loss) from discontinued operations before tax	**33**	**(2)**	*n.m.*
Tax on profit / (loss) from discontinued operations	(9)	1	*n.m.*
Profit / (loss) from discontinued operations after tax	**24**	**(1)**	***n.m.***

Assets and liabilities classified as held for sale

Customer loans	**30.06.21** **£bn**
CIB Part VII banking business transfer scheme	1.9
Retail mortgages	0.6
Customer loans held for sale	2.5

Customer deposits	**30.06.21** **£bn**
CIB Part VII banking business transfer scheme	3.8
Customer deposits held for sale	3.8

1. The segmental basis of presentation in this results announcement has changed.
2. Comprises 'Net fee and commission income' and 'Other operating income'.

8

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Appendix 1 – Additional Performance Measures[1]

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics and average customer assets

Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit from continuing operations before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.

	Ref.	H121 £m	H120 £m	Q221 £m	Q121 £m
Net interest income					
Reported	(i)	1,928	1,517	1,003	925
Adjust for accounting treatment		-	33	-	-
Adjusted	(ii)	1,928	1,550	1,003	925
Non-interest income					
Reported	(iii)	284	284	191	93
Adjust for accounting treatment		-	(13)	-	-
Adjust for operating lease depreciation		(48)	(47)	(25)	(23)
Adjust for gain on sale of our UK head office		(71)	-	(71)	-
Adjusted	(iv)	165	224	95	70
Operating expenses before credit impairments, provisions and charges					
Reported	(v)	(1,341)	(1,224)	(622)	(719)
Adjust for transformation		195	32	53	142
Adjust for operating lease depreciation		48	47	25	23
Adjust for higher increased expenses as a result of Covid-19		-	24	-	-
Adjusted	(vi)	(1,098)	(1,121)	(544)	(554)
Provisions for other liabilities and charges					
Reported		(190)	(65)	(64)	(126)
Adjust for transformation		112	12	16	96
Adjusted		(78)	(53)	(48)	(30)
Profit from continuing operations before tax					
Reported		751	148	576	175
Specific income, expenses and charges		236	88	(2)	238
Adjusted profit from continuing operations before tax		987	236	574	413
Average customer assets	(vii)	208,084	203,305	208,583	207,633

1. The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

9 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Explanations of the adjustments on the previous page were disclosed on page 192 of the Santander UK Group Holdings plc 2020 Annual Report on Form 20-F filed with the SEC on 4 March 2021 (2020 Annual Report on Form 20-F). The adjustment for accounting treatment changed in Q121 as outlined below.

Accounting treatment

During Q420, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. The impact of these changes was taken in Q420 with no restatement of comparatives. In Q121 comparatives were restated to reallocate the net interest income and fee income changes taken in Q420 to the quarters in 2020 to which they relate.

Non-interest income adjustment: gain on sale of our UK head office

- As previously announced, we are investing £150m into a state-of-the-art new campus in Milton Keynes which will become our UK headquarters. In Q221, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent.
- The net gain of £71m reflects a sale price based on independent valuations and is treated as an adjustment to other operating income, which is included in non-interest income.

b) Adjusted Banking NIM

Calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the positive impact of the 2020 accounting change on net interest income, which is not expected to be repeated.

	Ref.	**H121**	**H120**	**Q221**	**Q121**
Reported net Interest Income	(i)	£1,928m	£1,517m	£1,003m	£925m
Adjusted net Interest Income	(ii)	£1,928m	£1,550m	£1,003m	£925m
Reported net Interest Income – annualised	(viii)	£3,888m	£3,051m	£4,023m	£3,751m
Adjusted net Interest Income – annualised	(ix)	£3,888m	£3,117m	£4,023m	£3,751m
Banking NIM	(viii) divided by (vii)	1.87%	1.50%	1.93%	1.81%
Adjusted Banking NIM	(ix) divided by (vii)	**1.87%**	**1.53%**	**1.93%**	**1.81%**

c) Adjusted cost-to-income ratio

Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	**H121**	**H120**	**Q221**	**Q121**
Cost-to-income ratio [1]	(v) divided by the sum of (i) + (iii)	61%	68%	52%	71%
Adjusted cost-to-income ratio	(vi) divided by the sum of (ii) + (iv)	**52%**	**63%**	**50%**	**56%**

1. Non-IFRS measure.

10

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021 11 Santander UK Group Holdings plc d) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. H121 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 571 173 744 Annualised profit after tax 1,151 1,499 Phasing adjustments (71) Less non-controlling interests of annual profit (51) (51) Profit due to equity holders of the parent (A) 1,100 1,377 H121 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,607 Less average Additional Tier 1 (AT1) securities (2,220) Less average non-controlling interests (408) Average ordinary shareholders' equity (B) 13,979 Average goodwill and intangible assets (1,621) Average tangible equity (C) 12,358 87 12,445 Return on ordinary shareholders' equity (A/B) 7.9% - Adjusted RoTE (A/C) - 11.1% 2020 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 438 115 553 Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 402 517 2020 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,293 Less average Additional Tier 1 (AT1) securities (2,243) Less average non-controlling interests (398) Average ordinary shareholders' equity (B) 13,652 Average goodwill and intangible assets (1,713) Average tangible equity (C) 11,939 29 11,968 Return on ordinary shareholders' equity (A/B) 2.9% - Adjusted RoTE (A/C) - 4.3% Specific income, expenses, charges Details of these items are outlined in section a) of Appendix 1, with a total impact on profit from continuing operations before tax of £236m. The impact of these items on the taxation charge was £63m and on profit after tax was £173m. Phasing adjustments To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. This includes the UK Bank Levy, which is charged annually on 31 December, as required under IFRS. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Quarterly Management Statement, 30 June 2021 12 Santander UK Group Holdings plc Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement H121 H120 £m £m Net interest income 1,905 1,528 Non-interest income 1 286 300 Total operating income 2,191 1,828 Operating expenses before credit impairment losses, provisions and charges (1,328) (1,212) Credit impairment losses 70 (364) Provisions for other liabilities and charges (190) (64) Total operating impairment losses, provisions and charges (120) (428) Profit from continuing operations before tax 743 188 Tax on profit from continuing operations (205) (48) Profit from continuing operations after tax 538 140 Profit / (loss) from discontinued operations after tax 24 (1) Profit after tax 562 139 Summarised balance sheet 30.06.21 31.12.20 £bn £bn Total customer loans2 208.4 207.0 Other assets 77.2 85.3 Total assets 285.6 292.3 Total customer deposits2 189.4 185.7 Total wholesale funding 56.8 63.1 Other liabilities 22.7 27.5 Total liabilities 268.9 276.3 Shareholders’ equity 16.5 15.8 Non-controlling interests 0.2 0.2 Total liabilities and equity 285.6 292.3 Summarised consolidated capital 30.06.21 31.12.20 £bn £bn Total qualifying regulatory capital 15.0 15.2 Risk-weighted assets (RWAs) 71.7 71.9 Total capital ratio 21.0% 21.2% The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). 1. Comprises ‘Net fee and commission income’ and ‘Other operating income’. 2. Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See page 8 for details.

Quarterly Management Statement, 30 June 2021

Appendix 3 – Supporting information

Credit performance[1]

30 June 2021	Customer loans Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	6-month Gross write-offs £m	Loan loss allowances £m
Retail Banking	189.5	177.8	9.7	2.0	72	604
Corporate & Commercial Banking	17.1	11.3	4.9	0.9	19	534
Corporate & Investment Banking	1.9	1.7	0.2	0.0	0	19
Corporate Centre	3.1	3.1	0.0	0.0	0	36
	211.6	193.9	14.8	2.9	91	1,193
Undrawn balances		40.3	1.4	0.1		
Stage 1, Stage 2 and Stage 3[2] ratios		**91.64%**	**6.99%**	**1.41%**		

31 December 2020	Customer loans Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	12-month Gross write-offs £m	Loan loss allowances £m
Retail Banking	186.5	173.2	11.4	1.9	180	706
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	-	22	33
Corporate Centre	3.5	3.5	-	-	-	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn balances		41.8	1.3	0.1		
Stage 1, Stage 2 and Stage 3[2] ratios		**90.49%**	**8.12%**	**1.42%**		

1. Customer loans includes £2.5bn of loans classified as assets held for sale.
2. Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

Payment holidays[1]

30 June 2021	Customers supported	Breakdown of total PH granted: Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH	Outstanding PH
Mortgages	256,000	96%	0%	2%	2%	£136m
Consumer (auto) finance [2]	58,000	90%	0%	6%	4%	£47m
UPL	36,000	92%	0%	5%	3%	<£1m
Credit cards	34,000	86%	0%	11%	3%	<£1m
Businesses and corporates	3,000	98%	0%	2%	0%	£3m

1. Retail balances are stock positions for customers supported and loans at 30 June 2021 that had, or currently have, payment holidays granted.
2. Includes customers supported by PSA Finance UK Limited

Government lending schemes (applications drawn to 30 June 2021)

	Number of customers	Loan balance	% of relevant loan book
BBLS (100% government guaranteed)	153,000	£3.9bn	19
CBILS	2,000	£0.7bn	3
CLBILS	36	£0.2bn	4

13 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021

Operating environment

- The UK economic environment has faced a range of challenges over the last 18 months from Brexit, the weakening global environment and most significantly the Covid-19 crisis which resulted in a sharp fall in growth in Q220.
- The outlook for 2021 is more positive following the success of the vaccination programme in alleviating the health crisis and allowing social restrictions to be lifted and economic activity to resume.
- The base case reflects the progress made on vaccinations, the planned end of government support measures and the 5 July 2021 date for stage 4 of the government's roadmap which removes all legal limits on social contact.
- The downside scenarios continue to encapsulate different potential outcomes from the base case including a return to high and persistent rates of inflation; lower use of savings as a means of increasing consumption; higher for longer unemployment and the longer-term impact this can have on economic growth; further development of strains that are immune to the vaccine leading to further lockdowns; continuing weak investment; and a larger negative impact from the EU trade deal than assumed.

At 30 June 2021[1]		Upside 1 %	Base case %	Downside 1 %	Downside 2 %	Downside 3 %
GDP (annual growth rate)	2020	-9.8	-9.8	-9.8	-9.8	-9.8
	2021	6.5	6.1	5.2	2.2	-4.7
	2022	5.5	5.2	5.4	2.0	-2.7
	2023	1.8	1.6	0.3	1.3	2.3
Base rate	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.10	0.10	0.10	0.10	-0.50
	2022	0.25	0.10	0.10	1.00	-0.50
	2023	0.75	0.25	0.25	2.00	0.00
HPI (Q4 annual growth rate)	2020	6.9	6.9	6.9	6.9	6.9
	2021	-0.6	2.0	-1.5	-3.7	-11.7
	2022	-3.9	1.5	-6.3	-15.1	-15.2
	2023	0.0	2.0	-2.9	-8.6	-2.4
	5yr CAGR	0.8	1.9	-2.1	-4.1	-4.8
Unemployment	2020	5.1	5.1	5.1	5.1	5.1
	2021	6.0	6.5	6.8	8.1	9.7
	2022	5.0	6.0	5.6	7.8	9.3
	2023	4.7	5.6	5.7	7.3	8.3
	5yr Peak	6.1	6.5	6.8	8.1	11.9
Scenario weighting:						
30 June 2021		5%	50%	15%	25%	5%
31 March 2021[2]		5%	50%	15%	25%	5%

Notable changes in ECL

- Economic scenarios:
  Unemployment has remained lower than expected to date and with the lifting of restrictions in July 2021 means that we now expect peak unemployment to be lower compared to Q121. The housing market has been strong and bank rate is expected to remain at current lows until H123. As a result, we released £28m and £76m in Q121 and Q221 respectively. The Q221 update led to c£2.7bn reduction in accounts in Stage 2.
- Covid-19 related PMA:
  We introduced a PMA to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs as these are government guaranteed but instead considers the possible impact on repayment of other lending with us. We also introduced a model underestimation risk PMA given the extreme scenarios and timing effects of government support schemes on emergence of defaults. In H121 we also utilised some payment holiday and corporate staging PMA in the period.

1. GDP is calendar year average growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2. For 31 March 2021 scenarios see QMS for three months ended 31 March 2021.

14 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2021 15 Santander UK Group Holdings plc Appendix 4 – Abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CAGR Compound Annual Growth Rate CBILS Coronavirus Business Interruption Loan Scheme CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CLBILS Coronavirus Large Business Interruption Loan Scheme CRR Capital Requirements Regulation EBA European Banking Authority ECL Expected Credit Losses ESMA European Securities and Markets Authority ETR Effective Tax Rate EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standard IRD Interest Rate Derivatives LCR Liquidity Coverage Ratio LTV Loan-To-Value MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NII Net interest income n.m. Not meaningful PH Payment Holiday PMA Post model adjustment PRA Prudential Regulation Authority QMS Quarterly Management Statement QoQ Quarter-on-Quarter RFB Ring-Fenced Bank RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services plc SLB Santander London Branch SME Small and Medium-Sized Enterprise SVR Standard Variable Rate TFS Term Funding Scheme TFSME Term Funding scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured Personal Lending YoY Year-On-Year

Quarterly Management Statement, 30 June 2021 16 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 June 2021, the bank had around 20,900 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank. Its global reach is backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of H1 2021, Banco Santander had more than a trillion euros in total funds, 150 million customers, of which 24.2 million are loyal and 45.4 million are digital, 10,000 branches and over 190,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 278 of the Santander UK Group Holdings plc 2020 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 30 July 2021 By / s / Duke Dayal Duke Dayal Chief Financial Officer